

July 17, 2012

<u>Via Facsimile</u>
Mr. Landy L. Fullmer
Chief Financial Officer
Apco Oil and Gas International, Inc.
One Williams Center, 35th Floor
Tulsa, OK 74172

> **Re:** **Apco Oil and Gas International Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2011**
> **Filed February 29, 2012**
> **File No. 0-08933**

Dear Mr. Fullmer:

We have reviewed your response filed on July 10, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2011</u>

<u>Oil and Natural Gas Reserves</u>

<u>Proved Undeveloped Reserves, page 4</u>

1.   We note your response to comment 2 in our letter dated May 29, 2012. Your proposed disclosure stating "remaining proved undeveloped reserves are forecast to be drilled within the next five years…" does not appear to fully address the requirements of Rule 4-10(a)(31)(ii) of Regulation S-X which specifies a five year limit after initially recording undrilled locations as proved undeveloped reserves ("PUDs"). As requested in our prior comment, please tell us the number of locations scheduled for development beyond five years from the date of booking as well as the PUDs attributed to them.

2.   We note your response to comment 3 in our letter dated May 29, 2012. Please provide us with additional detail regarding your development plans explaining how you intend to convert your PUDs within five years of the date they were initially recorded. As previously noted, it appears that you converted your PUDs to proved developed reserves at a rate of 16% in 2011, 19% in 2010 and 15% in 2009.

        You may contact Bob Carroll at (202) 551-3362 or me at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief